Exhibit 99.2

A4 Vision Plan

The Company granted to approximately 25 employees and officers of A4Vision, Inc. options to acquire common shares in connection with the recent acquisition of A4Vision. The board, at a meeting held on January 19, 2007, authorized the grant of 896,000 options to acquire an equivalent number of common shares to such candidates.

The following are the terms of the options:

(a)

The options have an exercise price equal to CDN$0.663, (the price of the common shares of the Company used for purposes of determining the number of common shares to be issued to the A4 shareholders under the Merger Agreement.

(b)

The options were granted outside of the Company’s existing stock option plans. The options will expire seven years after closing of the A4Vision acquisition and will vest as follows: 25% will vest immediately upon commencement of employment and 25% will vest on each of the next three anniversaries of the commencement of employment.

(c)	The options were offered by the Company as an inducement to the candidates to accept the offer of full-time employment.

The grant of the options and the exercise price and the other terms were subject to acceptance of the offers of employment by such candidates. None of the candidates who received options will receive any financial assistance from the Company in connection with their exercise of such options. The granting of these options and the details thereof were described in the information circular for the special meeting of shareholders where the A4Vision acquisition was considered.

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